Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           Northcore annouces partnership with Cyberglobe International

           TORONTO, June 30 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB:
NTLNF), a global provider of asset management technology solutions, announced today that it has entered into a strategic partnership with Cyberglobe
International Holdings AVV Ltd.
           Cyberglobe has engaged Northcore to create and manage the technology platform supporting Cyberglobe's city portal network. Cyberglobe is a subsidiary of the Pan Pacific Group International Ltd., a leading force in large project coordination throughout the Caribbean and South and Central
American markets.
           "We are excited to be the lead technology provider for Cyberglobe," said
Duncan Copeland, CEO of Northcore Technologies. "In addition to supporting
Cyberglobe's broader content offerings to businesses and consumers, under our patent protection, we can position Cyberglobe with the exclusive transactional content of declining price online auctions for perishable goods and services."
           "We are very fortunate to have Northcore leading our technology platform and facilitating business opportunities," said Michael Smith, President of
Cyberglobe. "Northcore has provided strategic systems consulting to Fortune
500 companies for many years, they have evidenced a solid track record operating GEasset.com, their domain expertise in the online auction channel includes a business process patent for declining price (Dutch) auctions and their management group that has a depth of experience in online business network creation. Our combined ability to initially feature Dutch auctions for the Caribbean tourism industry, makes Northcore an ideal technology partner for Cyberglobe."

           <<
           About Northcore Technologies Inc.
           ---------------------------------
           >>
           Northcore Technologies provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.
Northcore works with a growing number of customers and partners in a variety of sectors including financial services, manufacturing, oil and gas and government.
           Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them gain more value from and more control over their assets.
           Additional information about Northcore can be obtained at
www.northcore.com.

           <<
           About Pan Pacific Group International Ltd.
           ------------------------------------------
           >>
           The Pan Pacific Group International Ltd. was founded in 1986. It is a multinational firm with a significant project portfolio in industries such as;
Financial Services, Tourism, Real Estate, Construction, Farming, Mining,
Transportation, Import/Export, Hospitality, Telecommunications, Technology and
Entertainment. Its base of operations spans 67 countries with a strong concentration in the developing world.
           Additional information about the Pan Pacific Group can be obtained at
www.panpacificgrp.com.

           <<
           About Cyberglobe International Holdings AVV Ltd.
           ------------------------------------------------
           >>
           Cyberglobe is deploying a network of City Portals addressing needs of the local business community, tourism infrastructure, cultural producers and government agencies. The Cyberglobe Portal Network provides a suite of online business tools that enhance communication and commerce, by providing local business with efficient connectivity within their communities and to a global marketplace.

           This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

           %SEDAR: 00019461E          %CIK: 0001079171

           /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, E-mail:
InvestorRelations(at)northcore.com/
           (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 10:39e 30-JUN-09